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Notice of Gildan Activewear Inc.’s 2020 Annual Meeting of Shareholders and Notice of Availability of Proxy Materials

Meeting Date and Location:

When:	April 30, 2020 Where: Virtual meeting via live audio webcast 10:00 a.m. (Eastern Time) https://web.lumiagm.com/199537532
For more information, see the section “Voting and Proxies” of the management information circular.

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This year, as permitted by Canadian securities regulators, Gildan Activewear Inc. (“Gildan”) is using notice-and- access to deliver the proxy materials for its annual meeting of shareholders, including the management proxy circular (the “Circular”), to both its registered and non-registered shareholders. Gildan is also using notice-and-access to deliver its annual consolidated financial statements (the “Financial Statements”) to its registered and non-registered shareholders. You are receiving this notice to advise that the proxy materials for the above noted shareholders’ meeting and the Financial Statements are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Circular and other proxy materials before voting.
The Circular and other relevant materials are available at:
https://gildancorp.com/en/gil2020/
OR
www.sedar.com

How to Obtain Paper Copies of the Proxy Materials
Shareholders may request to receive paper copies of the current meeting materials and/or the Financial Statements by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. If your request is made before April 30, 2020 (the date of the meeting), the Circular and/or the Financial Statements will be sent to you within three business days of receipt of your request. If the request is made on or after April 30, 2020, the Circular and/or the Financial Statements will be sent to you within ten calendar days of receiving your request. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 14, 2020. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:
Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or proxy.
For Holders with a 16 digit Control Number: To request paper copies of the materials, call us Toll Free at 1-877-907-7643, and enter your Control Number as indicated on your Voting Instruction Form.
To obtain paper copies of the materials after the meeting date, please contact 1-800-564-6253

Shareholders’ Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1.	Election of Directors - Section Entitled: “Election of Directors – Nominees”

2.	Confirmation of Shareholder Rights Plan - Section Entitled: “Adoption and Ratification of Shareholder Rights Plan”

3.	Advisory Vote on Executive Compensation - Section Entitled: “Advisory Vote on Executive Compensation”

4.	Appointment of Auditors - Section Entitled: “Appointment of Auditors”

Voting
PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.
Registered shareholders
Complete your form of proxy and return it in the business reply envelope we have provided or by delivering it to our offices at Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1, no later than 10:00 a.m. Eastern Daylight Saving Time on the second business day preceding the day of the Meeting or any adjournment thereof.
Non-registered shareholders
Your nominee is required to ask for your voting instructions before the meeting. Please contact your nominee if you did not receive a request for voting instructions. You may vote your shares by completing the voting instruction form as directed on the form and returning it in the business reply envelope provided for receipt, no later than 10:00 a.m. Eastern Daylight Saving Time on the second business day preceding the day of the Meeting or any adjournment thereof.
All security holders appointing themselves or a proxyholder other than the management nominees must return their proxy by mail and go to www.computershare.com/gildan no later than 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof, and provide Computershare with the required information for you or your chosen proxyholder so that Computershare may provide you or your proxyholder with a Control Number via email. This Control Number will allow you or your proxyholder to log in to and vote at the Meeting. Without a Control Number you or your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.
You may also attend the online meeting and vote online, by following the instructions in the section of the Circular entitled “Voting
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and Proxies”.
If you have any questions regarding this notice, notice-and-access or the meeting, please call 1-800-564-6253 (toll free within North America) or 514-982-7555 (from Outside of North America).
PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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